

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Morgan Callagy
Co-Chief Executive Officer
Revelstone Capital Acquisition Corp.
14350 Myford Road
Irvine, CA 92606

Re: Revelstone Capital Acquisition Corp.
Registration Statement on Form S-4
Exhibit Nos. 10.41, 10.42 and 10.43
Filed October 23, 2023, as amended
File No. 333-274049

Dear Morgan Callagy:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation